21002741

ION

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SEC Mail Processing Section

MAR 02 2021

Washington DC 416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Equity Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26800 Aliso Viejo Parkway, Suite 150
(No. and Street)

Aliso Viejo (City) California (State) 92656 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carin R. Amaradio
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C. - Certified Public Accountants and Advisors
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd., Ste 150 (Address) Woodland Hills (City) CA (State) 91367 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carin R. Amaradio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Equity Group, as of December 31, 20 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CEO/President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

SUSAN C. ALBERT
COMM...2184267
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. March 22, 2021

State of CALIFORNIA
County of ORANGE
Subscribed and sworn to (or affirmed) before me on this 2 day of FEBRUARY, 2021 by CARIN R. AMARADIO proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public SUSAN C. ALBERT, NOTARY PUBLIC

Securities Equity Group

Table of Contents

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners
Securities Equity Group
Aliso Viejo, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Securities Equity Group, as of December 31, 2020, and the related statements of earnings, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Securities Equity Group as of December 31, 2020, and the results of its operations and its cash flows for the year then ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Securities Equity Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 14 through 16 has been subjected to audit procedures performed in conjunction with the audit of Securities Equity Group's financial statements. The supplemental information is the responsibility of Securities Equity Group management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts

2/15/2021

Securities Equity Group
Statement of Financial Condition
December 31, 2020

Assets

Cash And Cash Equivalents	$	64,415
Deposit At Clearing Firm		50,000
Commissions Receivable		10,440
Receivable From Related Party		5,990
Investments, At Fair Market Value		391,780
Prepaid Expenses		23,189
Deposits		3,850
Total assets	$	549,664

Liabilities and Stockholders' Equity

Liabilities

Commission Payable	$	12,141
Payable To Clearing Firm		50,696
Payable To Related Parties		904
Total liabilities		63,741

Stockholders' equity

Common Stocks, no par value, 1,000,000 shares authorized, 60,000 shares issued and outstanding.		60,000
Additional Paid-In Capital		108,400
Retained Earnings		317,523
Total stockholders' Equity		485,923
Total Liabilities And Stockholders' Equity	$	549,664

The accompanying notes are an integral part of these financial statements.

Securities Equity Group
Statement of Earnings
For The Year End December 31, 2020

Revenues	
Mutual fund commissions	$ 115,903
12B-1 commissions	72,336
Variable product commissions	194,036
Fee based income	9,742
Interest and other income	6,391
Net investment gains (losses)	55,831
Total revenues	454,239
Expenses	
Commissions	257,774
Expense sharing fee	30,000
Licensing and registration	24,213
Insurance	57,305
Clearing fee	7,687
Other operating expenses	50,563
Total expenses	427,542
Net income (loss) before income tax provision	26,697
Income tax provision	800
Net income (loss)	$ 25,897

The accompanying notes are an integral part of these financial statements.

Securities Equity Group
Statement of Changes in Stockholders' Equity
For The Year End December 31, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2019	$ 60,000	$ 108,400	$ 291,626	$ 460,026
Net income (loss)	-	-	25,897	25,897
Balance at December 31, 2020	$ 60,000	$ 108,400	$ 317,523	$ 485,923

The accompanying notes are an integral part of these financial statements.

Securities Equity Group
Statement of Cash Flows
December 31, 2020

Cash flow from operating activities:		
Net income (loss)		$ 25,897
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
(Increase) decrease in :		
Commissions receivable	4,994	
Receivable from related party	(695)	
Investments, at fair market value	(68,742)	
Prepaid expenses	(702)	
Deposits	294	
(Decrease) increase in :		
Commission payable	1,972	
Payable to clearing firm	44,584	
Payable to related parties	904	
Total adjustments		(17,391)
Net cash provided by (used in) operating activities		8,506
Net cash and cash equivalents provided by (used in) investing activities		-
Net cash and cash equivalents provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		8,506
Cash and cash equivalents at December 31, 2019		55,909
Cash and cash equivalents at December 31, 2020		$ 64,415

Cash paid during the year for:		
Interest	$	503
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Securities Equity Group
Notes to Financial Statements
December 31, 2020

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Securities Equity Group (the "Company"), was incorporated in the State of California on March 25, 1997 under the name Select Securities Group, Inc. On March 29, 1999, the Company amended its name to Securities Equity Group. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934.The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is affiliated through common ownership to Select Portfolio Management, Inc. ("SPM") and Select Money Management, Inc. ("SMM").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

All investment in securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement, as described in Note 7. Net realized gains or losses from the sale of these securities are computed based on specific identification of historical cost. Net unrealized gains or losses arises from changes in the fair value of these securities during the period is included in income.

The Company earns commissions through the sale of variable rate products, stock purchases and sale transactions, and mutual fund purchases, these commissions, in accordance with FASB ACS 606, are recognized when the transactions are substantially completed at the trade date.

Commissions on fee-based managed accounts are recognized periodically over the life of the contract based on a fee rate that is applied to the average balance of the assets under management over that period.

The Company also earns revenue in the form of 12b-1 fees. These fees are recognized periodically based on the average of assets under management.

Unrealized gains and losses are recorded at the time that the Company reconciles its trading positions with the market value. The unrealized gains or losses are adjusted to market until the position is settled or the trade is cancelled

The following table disaggregates the Company's revenue based on timing of satisfaction of performance obligation for the year ended December 31, 2020:

Performance Obligation Satisfied at a Point in Time	$ 438,106
Performance Obligation Satisfied at a Point Over Time	16,133
	$ 454,239

These revenue recognition policies are in accordance with FASB ASC 606.

With the consent of its shareholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholder is individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% overthe minimum franchise fee of $800.

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 10).

NOTE 2: DEPOSIT AT CLEARING FIRM

The Company has a brokerage agreement with National Financial Services Corporation ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin, Interest is earned monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2020 was $50,000.

NOTE 3: COMMISSIONS RECEIVABLE

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2020, the receivable from clearing organization of $10,440 are pursuant to these clearing agreements.

NOTE 4: INVESTMENTS, AT FAIR MARKET VALUE

Investments, at fair market value consist of equities, fixed income and money markets. As discussed in Note 1, investments held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At December 31, 2020, these securities are carried at their fair market value of $391,780. The accounting for the mark-to-market on proprietary account is included in the Statement of Income as net investment gains of $55,831.

NOTE 5: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no federal income tax provision is included in these financial statements. The tax provision reported is the California minimum franchise tax of $800.

NOTE 6: RELATED-PARTY TRANSACTIONS

The Company has entered into a written expense sharing agreement ("Agreement") with SPM,Inc. whereby the Company reimburses SPM, Inc. for various business expenses in the ordinary course of business. As outlined in the Agreement, these expenses include administrative salaries and related employee expenses, general office expenses and rent. For the year ending December 31, 2020, the Company recognized $30,000 of management fee expenses to SPM, Inc. on the Statement of Earnings.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 7: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a frame work for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following tables presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Investments, at fair market value	$ 391,780	$ -	$ -	$ 391,780
TOTALS	$ 391,780	$ -	$ -	$ 391,780

NOTE 8: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2020 or during the year then ended.

NOTE 9: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 10: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 11: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2020, various Accounting Standard Updates issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

In June, 2016, the FASB issued ASU NO. 2016-13, "Financial Instruments-Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2020 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. The adoption of this standard result in no change to our opening retained ernings or to our financial statements as a whole.

In February 2016, the FASB issued ASC 842, "Leases" (ASC 842). The core principle of ASC 842 is that an entity should recognize on its balance sheet assets and liabilities arising from a lease. In accordance with that principle, ASC 842 requires that a lessee recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying leased asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on the lease classification as finance or operating lease. This new accounting guidance is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the new accounting guidance is effective for fiscal years beginning after December 15, 2019, and interim periods with fiscal years beginning after December 15, 2020. The Company has performed an assessment of its lease contracts and has identified that the rent expense is covered under an expense sharing agreement (See Note 6.) The Company's accounting policies did not change materially as a result of applying ASC 842.

NOTE 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $356,066 which was $306,066 in excess of its required net capital of $50,000; and the Company's ratio of aggregate indebtedness of $63,741 to net capital was 0.18 to 1.

Securities Equity Group
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2020

Computation of net capital				
Common Stock	$	60,000		
Additional paid-in capital		108,400		
Retained Earnings		317,523		
Total stockholders' Equity			$	485,923
Less: Non-allowable assets				
Receivable from Related Party		(5,990)		
Prepaid Expenses		(23,189)		
Deposits		(3,850)		
Total non-allowable assets				(33,029)
Net capital before haircuts				452,894
Less: Haircuts and undue concentration		(96,828)		
Total haircuts and undue concentration				(96,828)
Net Capital				356,066
Computation of net capital requirements				
Minimum net capital requirement				
6 2/3 percent of net aggregate indebtedness	$	4,249		
Minimum dollar net capital required	$	50,000		
Net capital required (greater of above)				50,000
Excess net capital			$	306,066
Aggregate indebtedness			$	63,741
Ratio of aggregate indebtedness to net capital				0.18 : 1

There was no material difference between net capital computation showned here and the net capital computation shown on the Company's unaudited Form X-17A-5 reported dated December 31, 2020.

See independent auditor's report

Securities Equity Group

Schedule II and III - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

as of December 31, 2020

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(1) and (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

See independent auditor's report

Securities Equity Group

Schedule IV - Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

as of December 31, 2020

The Company is exempt from the Rule 17a-5(e)(4) as it meets the minimum assessment as for in Section 4(d)(1)(c)of The Securities Investor Protection Act of 1970, as amended.

See independent auditor's report

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Carin R. Amaradio, CEO
Securities Equity Group

We have reviewed management's statements, included in the accompanying Securities Equity Group Exemption Report in which (1) Securities Equity Group, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Securities Equity Group claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) and (k)(2)(ii) (the "exemption provision") and (2) Company, stated that Securities Equity Group met the identified exemption provision throughout the most recent fiscal year of 2020, without exception. Securities Equity Group's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(1) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts
February 15, 2021

Assertions Regarding Exemption Provisions

We, as members of management of securities Equity Group ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker of dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1) and (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2020 through December 31, 2020.

Securities Equity Group

Carin R. Amaradio

Carin R. Amaradio, CEO

Date: 2/15/2021